

May 22, 2024

Robert Giammatteo
Chief Financial Officer
ARKO Corp.
8565 Magellan Parkway, Suite 400
Richmond, Virginia 23227

> **Re: ARKO Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K furnished February 27, 2024**
> **File No. 001-39828**

Dear Robert Giammatteo:

 We have reviewed your filing and have the following comments.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis
Segment Results, page 29

1. Please tell us why the amounts disclosed in your tabular presentation of your results for your acquisitions for the year ended December 31, 2023 do not agree with the amounts disclosed when discussing the reasons for your period over period change. As an example, your retail fuel and merchandise revenue from acquisitions in your tabular presentation on page 29 exceeds the amounts presented in your discussion of year over year results on page 30. Please advise.

Use of Non-GAAP Measures, page 34

2. We note the following in regards to your presentation and reconciliation of your non-GAAP measure of "Adjusted EBITDA":
    • Please tell us how you concluded that excluding "Non-cash rent expense" does not represent a tailored accounting principle. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretation on non-GAAP financial measures.

- In the footnote to your acquisition costs adjustment, you state the amount eliminates "salaries of employees whose primary job function is to execute our acquisition strategy and facilitate integration of acquired operations." It would appear these costs would be normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of Question 100.01 of the staff's Compliance and Disclosure Interpretation on non-GAAP financial measures.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-4

3. We note from your disclosure on page F-13 that fuel excise taxes are presented on a gross basis and appear to represent approximately 12.5% of your total revenues. Please tell us your consideration of presenting fuel excise taxes on the face of your consolidated statements of operations. Refer to Rule 5-03(1)(a) of Regulation S-X.

23. Segment Reporting, page F-51

4. We note you present total revenues from segments for each individual segment. The segment revenue measures present a revenue measure which differs from your revenues from external customers calculated in accordance with GAAP. Please tell us your consideration of ASC 280-10-50-22 in providing these segment measures.

5. It would appear your total revenues from segments and net income from segments presented on a consolidated basis would be reflective of non-GAAP measures presented in the notes to your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Please advise.

Form 8-K furnished February 27, 2024

Exhibit 99.1, page 1

6. In the highlights of your earnings release you provide enhanced discussion regarding periodic impacts to your non-GAAP measure of Adjusted EBITDA without providing similar discussion when presenting the comparable GAAP measure. When presenting and discussing non-GAAP measures, please ensure the comparable GAAP measures are presented and discussed with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI's.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services